March 15, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Form AW - Request for Withdrawal
Destra Investment Trust II
Registration on Form N-1A
Post-Effective Amendment No. 16
(Registration Statement File Nos. 333-171933, 811-22523)

Ladies and Gentleman:

On behalf of the Destra Premium Equity Allocation Fund (the “Fund”), a series of Destra Investment Trust II (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended.  The Registration Statement was originally filed with the Securities and Exchange Commission on July 18, 2012.  No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

DESTRA INVESTMENT TRUST II

By:           /s/ Nicholas Dalmaso
     Nicholas Dalmaso,
     Secretary